Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q2, 2017	2016	2015	2014	2013	2012

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	2,393	9,398	9,066	9,300	8,347	7,958
less: gain from investees	98	414	405	428	681	448

	2,295	8,984	8,661	8,872	7,666	7,510

Fixed charges	288	1,251	1,255	1,180	1,194	1,168

Earnings	2,583	10,253	9,916	10,052	8,860	8,678

Fixed charges
Interest expense	255	1,123	1,125	1,062	1,081	1,072
Estimate of the interest within rental expense	33	128	130	118	113	96

Fixed charges	288	1,251	1,255	1,180	1,194	1,168

Preference security dividend requirements(1)	37	166	147	198	274	274

Fixed charges and preferred dividends	325	1,417	1,402	1,378	1,468	1,442

Ratio of earnings to fixed charges	8.97	8.18	7.90	8.52	7.42	7.43

Ratio of earnings to fixed charges and preferred dividends	7.95	7.22	7.07	7.29	6.03	6.02

Including interest on deposits
Earnings
Income from continuing operations before income taxes	2,393	9,398	9,066	9,300	8,347	7,958
less: gain from investees	98	414	405	428	681	448

	2,295	8,984	8,661	8,872	7,666	7,510

Fixed charges	2,139	8,044	7,325	7,353	7,591	7,285

Earnings	4,434	17,028	15,986	16,225	15,257	14,795

Fixed charges
Interest expense	2,106	7,916	7,195	7,235	7,478	7,189
Estimate of the interest within rental expense	33	128	130	118	113	96

Fixed charges	2,139	8,044	7,325	7,353	7,591	7,285

Preference security dividend requirements(1)	37	166	147	198	274	274

Fixed charges and preferred dividends	2,176	8,210	7,472	7,551	7,865	7,559

Ratio of earnings to fixed charges	2.07	2.12	2.18	2.21	2.01	2.03

Ratio of earnings to fixed charges and preferred dividends	2.04	2.07	2.14	2.15	1.94	1.96

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.